

November 21, 2011

<u>Via E-mail</u>
Yuen Ling Look
Chief Executive Officer
ASPI, Inc.
7609 Ralston Road
Arvada, CO 80002

  Re: ASPI, Inc.
    Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
    Filed November 15, 2011
    File No. 000-21477

Dear Ms. Look:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Michael McTiernan

       Michael McTiernan
       Assistant Director

cc: Michael A. Littman